November 13, 2006

Via EDGAR
Mr. Stephan G. Krikorian
Branch Chief-Accounting
U.S. Securities and Exchange Commission
Division of Corporation Finance-Room 4561
100 F. Street N.E.
Washington, D.C. 20549-4561

Re:  Chordiant Software
Form 10-K for Fiscal Year Ended September 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Forms 8-K Filed on February 9, May 4, 2006 and August 8, 2006
(File No. 0-29357)

Dear Mr. Krikorian,

This letter is submitted on behalf of Chordiant Software, Inc. (“Chordiant” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter to Peter. S. Norman dated October 27, 2006.

For reference purposes, the text of your letter dated October 27, 2006 has been reproduced herein with the Company’s responses below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for Fiscal Year Ended September 30, 2005

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, Pages 58 and 59

1.
We have reviewed your response to comment 2 in our letter dated August 8, 2006. Describe in greater detail how you establish the VSOE rate for services. Indicate why these rates are similar to the rates that would be charged when the services result in significant modification or customization of the software. Tell us the duration of these services in both man hours and days and the nature of the employee performing the service ( i.e. technician, software engineer). That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in significant modification or customization. Explain why the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration.

RESPONSE:

Chordiant has a history of providing services on a separate basis to establish VSOE of fair value for the services. Chordiant service personnel often continue to work on customer projects after the “essential” services have been completed and the project has reached a “go-live” status.

Chordiant has established VSOE for services by performing a study of contractual billing rates for services over the most recent eight quarter time frame. Using this data, a weighted average billing rate is calculated which the Company then uses as the established VSOE rate for services. Each quarter, the VSOE rate for services is updated by recalculating the weighted average rate using an eight quarter look back for the most recent eight quarters. The vast majority of contractual service arrangements are based on a single hourly billing rate independent of the level of staffing or type of work performed, so only two classifications of VSOE rates for services have been determined. One rate is for internal Chordiant staff and the other rate is for third party sub-contractors. In addition, we have established separate VSOE rates for each of the three geographies in which we do business: North America, Great Britain, and Europe.

For services involving complex interfaces or significant alterations of the features and functionality of the software, the duration of a project can vary widely depending on the customer’s in-house expertise and the nature of their business software systems. Service engagements can range between approximately 1,500 to 25,000 man hours over a period of approximately three to fourteen months. Regardless of the complexity of the project, due to our relatively limited number of staff, staffing for a project is sourced from the same pool of consultants acting as Technical Architects, Business Analysts, Designers, System Engineers, or Developers. Generally as projects grow in complexity, the number of staff assigned to a project tends to increase and the mix of consultants may change but the contractual billing rate remains constant. In addition, the majority of our service projects (for both significant and insignificant modification) are charged to our customers on a time and materials basis.

In either case, Chordiant charges the same billing rate even though the composition of consultants on the engagements can differ. In addition, as is often the case, following the completion of a project the customer will request additional follow on services for minor customizations of the software for which we will continue to use the same billing rate as stated in the initial contractual services arrangement.

2.
We have reviewed your response to comment 3 in our letter dated August 8, 2006. Your response does not address how you determine the amount of revenue that would be recognized using contract accounting. Describe how you measure revenue to be recognized and include in this discussion how you evaluate using the “zero-profit-model” in measuring contract accounting revenue. See paragraph 25 (c) of SOP 81-1. If revenue is recognized on the subscription basis, explain how you account for the cost incurred that would be subject to SOP 81-1. Please be advised that we will complete our analysis of your response to prior comment 3 upon receipt of your response to this comment.

RESPONSE:

Excerpts from the quoted Accounting Literature:

“SOP 81-1 par 25 Accordingly, the division believes that entities with significant contracting operations generally have the ability to produce reasonably dependable estimates and that for such entities the percentage-of-completion method of accounting is preferable in most circumstances. The method should be applied to individual contracts or profit centers, as appropriate.
a. Normally, a contractor will be able to estimate total contract revenue and total contract cost in single amounts. Those amounts should normally be used as the basis for accounting for contracts under the percentage-of-completion method.
b. For some contracts, on which some level of profit is assured, a contractor may only be able to estimate total contract revenue and total contract cost in ranges of amounts. If, based on the information arising in estimating the ranges of amounts and all other pertinent data, the contractor can determine the amounts in the ranges that are most likely to occur, those amounts should be used in accounting for the contract under the percentage-of-completion method. If the most likely amounts cannot be determined, the lowest probable level of profit in the range should be used in accounting for the contract until the results can be estimated more precisely.

c. However, in some circumstances, estimating the final outcome may be impractical except to assure that no loss will be incurred. In those circumstances, a contractor should use a zero estimate of profit; equal amounts of revenue and cost should be recognized until results can be estimated more precisely. A contractor should use this basis only if the bases in (a) or (b) are clearly not appropriate. A change from a zero estimate of profit to a more precise estimate should be accounted for as a change in an accounting estimate.
An entity using the percentage-of-completion method as its basic accounting policy should use the completed-contract method for a single contract or a group of contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful. Such a departure from the basic policy should be disclosed.”

In a contractual arrangement involving a subscription Chordiant recognizes the associated revenue in one of two ways based on the individual facts and circumstances. If the arrangement does not include essential services, the subscription license fee is recognized ratably over the subscription time period. If the subscription license arrangement involves essential services then the total arrangement fee (service fees plus license fees) is recognized at the lesser of the amount resulting from the application of (1) percentage-of-completion/contract accounting (SOP 81-1), or (2) ratable recognition under subscription accounting (paragraphs 48 and 49 of SOP 97-2). This methodology was employed because the Company has not yet developed sufficient VSOE for subscription licenses. This comparison is done at each balance sheet date and the lesser amount is recorded as revenue, bifurcated between license revenue and service revenue using the VSOE rate for services and the residual method for licenses.

For the specific arrangement in question, Chordiant was able to estimate the total contract revenue and the total contract cost in single amounts as the most likely to occur (SOP 81-1 par 25(a) and (b)). Those amounts were used as the basis for accounting for contracts under the lesser of (1) percentage of completion/contract accounting or (2) ratable under subscription accounting. To determine the revenue amount under the percentage-of-completion accounting, we used the input measure (hours incurred divided by total estimated project hours) in accordance with SOP 97-2 Par 81 & 83 and multiplied the percentage by the total arrangement fee. We believe hours incurred represents the best measure of performance for our arrangements. The percentage-of-completion result was compared to the revenue amount under the subscription method derived by dividing the total arrangement fee over 12 months (the contractual subscription period). Chordiant recorded revenue based on the amount derived under the subscription accounting method as the amount was the lesser of the two methods.

Chordiant has a history of, and experience in, scoping, planning, and development of dependable time and cost estimates for customer projects. The range of possible costs associated with the subscription element was not large enough to eliminate the gain on the project. As a result, the company was able to determine that the engagement had positive margins (even if calculated under a ratable revenue recognition methodology) from its inception. Since a profit was reasonably assured, it was determined that the zero-profit-model was inappropriate and service costs should be reported as incurred.

Note 19 - Restatement of Quarterly Results of Operations (Unaudited)

3.
We have reviewed your response to comment 5 in our letter dated August 8, 2006. We understand that the adjustment of the amount allocated to deferred compensation was based on the intrinsic value of the shares at the consummation date, however, your response does not address your consideration of Issue 13 of EITF 00-23. That is, it appears that you also adjusted the calculation of the purchase price to reflect the same value assigned to the shares for purpose of the recording deferred compensation. For purpose of valuing the 1,964,279 shares, deferred compensation would appear to result in two different amounts, as described in Issue 13. Your entry, however, appears to record the same amount for both purposes. Please explain.

RESPONSE:

Upon further review of EITF 00-13 Issue 13, we agree that the Company has incorrectly reduced the total purchase price of KiQ by $137,014.  This amount represents the difference between the $2.17 (weighted average value of our stock’s market price, two days before, the day of, and two days after the date the terms of the acquisition were agreed) and the $2.10 (valuation date for stock-based compensation awards) for the 1,964,279 shares associated with deferred compensation arrangements.  The impact of this error is not considered to be material and it understates goodwill and additional paid-in capital by approximately by 0.42% and 0.05%, at September 30, 2005, respectively.  The error has no impact on the Consolidated Statements of Operations as there has been no impairment to goodwill since the date of the acquisition.  The Company will correct goodwill and additional paid-in capital in the future financial statements.

Forms 8-K filed on February 9, May 4 and August 8, 2006

4.
We have reviewed your response to comment 6 in our letter dated August 8, 2006 concerning the non-GAAP operating statement columnar format. We continue to have concerns previously expressed over how investors might view that information due to the format in which it is presented. Consequently, we believe this presentation should be removed.

RESPONSE:

While Chordiant continues to believe that the presentation it has used is useful to readers of the financial statements and enhances the user’s overall understanding of the operating results of our company, including past and expected future trends, and provides additional financial measures for assessing period-over-period comparisons, Chordiant acknowledges your continued concern. Consequently, for all future presentations included in our filings with the Securities and Exchange Commission, the Company will present non-GAAP financial measures as individual line items or subtotals in a separate table in compliance with Item 10 of Regulation S-K.

Form 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006

5.
We have reviewed your response to comment 9 in our letter dated August 8, 2006. Explain why the payments received for “testing and evaluation” your software should be classified as revenue instead of other income. Explain how these activities represent the company’s ordinary course of business. See FAS Concept 6 paragraphs 78, 79, 87 and 88. Advise.

RESPONSE:

Excerpts from the quoted Accounting Literature:

“FAS Concept 6, Par 78: Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

FAS Concept 6, Par 79: Revenues represent actual or expected cash inflows that have occurred or will eventuate as a result of the entity’s ongoing major or central operations. The assets increased by revenues may be of various kinds---for example cash….

FAS Concept 6, Par 87: Revenues and expenses result from an entity’s ongoing major or central operations and activities—that is, from activities such as producing or delivering goods, rendering services, lending, insuring, investing, and financing. In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it.

FAS Concept 6, Par 88: Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another… “

For the specific transaction in question, we have provided the customer a time-based software license that is generally available to other customers, which has resulted in a significant cash inflow for Chordiant. Time-based software licenses are offered to customers in the normal course of business at Chordiant and in the software industry. The software that we have licensed to the customer is software that we have licensed to other customers in the past, and is software that we continue to market to new customers. Licensing of software is one of our major central operations, which has produced a significant amount of revenue and cash in the past, and which will continue in the future. In this specific transaction, the customer that is testing and evaluating our software has no rights to refunds, exchanges, or damages if their testing is not successful. Based on this background, Chordiant believes that the related set of payments received for “testing and evaluation” are correctly classified as revenue and not as other income.

****
The Company herewith with this filing acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (408) 517-6100 if you have any questions or would like additional information.

Sincerely,

By:	/s/ PETER S. NORMAN
Peter S. Norman Chief Financial Officer and Principal Accounting Officer

cc: Nancy Wojtas, Esq.